UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2024

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41048	86-2581754
(State or other jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

400 W. Morse Boulevard, Suite 220 Winter Park, FL 32789
(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (321) 972-1583

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	OTC Pink: IRRXU	N/A
Class A common stock, par value $0.0001	OTC Pink: IRRX	N/A
Warrants	OTC Pink: IRRXW	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

Amendment to Merger Agreement

As previously disclosed, on August 12, 2024, Integrated Rail and Resources Acquisition Corp., a Delaware corporation (“SPAC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) SPAC, (ii) Uinta Integrated Infrastructure Inc., a Delaware corporation (“Holdings”), (iii) Uinta Integrated Infrastructure Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Lower Holdings”), (iv) RR Integration Merger Co., a Delaware corporation and wholly owned subsidiary of Holdings (“SPAC Merger Sub”), (v) RRG Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings (“Company Merger Sub,” and together with SPAC Merger Sub, the “Merger Subs”); the Merger Subs, SPAC, Lower Holdings and Holdings are collectively referred to herein as the “SPAC Parties”), (vi) Tar Sands Holdings II, LLC, a Utah limited liability company (the “Company”), and (vii) Endeavor Capital Group, LLC (the “Company Member Representative”) (each entity named in (i) through (vii) above, a “Party,” and collectively, the “Parties”).

On November 8, 2024, the parties to the Merger Agreement entered into an Amendment to and Waiver of Agreement and Plan of Merger (the “Amendment”) pursuant to which the parties agreed, among other things, to amend the Merger Agreement to (a) replace the SPAC Parties as follows: (i) Holdings will be replaced by Uinta Infrastructure Group Corp., a Delaware corporation (“UIGC”); (ii) Lower Holdings will be replaced by Uinta Lower Holdings, Inc., a Delaware corporation and wholly owned subsidiary of UIGC; (iii) SPAC Merger Sub will be replaced by Uinta Merger Co., a Delaware corporation and wholly owned subsidiary of UIGC; and (iv) Company Merger Sub will be replaced by Uinta Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings, (b) permit the amendment of the SPAC Organizational Documents to accommodate the potential conversion of the SPAC Class B Common Stock to an equal number of SPAC Class A Common Stock at the option of the majority of the Class B Common Stock holders, and (c) waive any representations or interim covenants otherwise breached by transactions contemplated by the Amendment.

Amendment to Sponsor Support Agreement

As previously disclosed, on August 12, 2024, SPAC entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) by and among (i) SPAC, (ii) Holdings, and (iii) Sponsor.

On November 8, 2024, in connection with the Amendment, the parties to the Sponsor Support Agreement entered into an Amendment to Sponsor Support Agreement, pursuant to which the parties agreed, among other things, to replace Holdings with UIGC.

All terms used in this Item 1.01 and not defined herein shall have the meanings set forth in the Merger Agreement or Sponsor Support Agreement, as applicable. The foregoing summary of the Amendment and the Amendment to Sponsor Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Amendment and Amendment to Sponsor Support Agreement, respectively, copies of which is filed as Exhibit 2.1 and 10.1 and are incorporated by reference herein.

Item 8.01 Other Events.

Stockholder Communication

SPAC has determined to postpone its special meeting of stockholders (the “Special Meeting”) that was originally scheduled for Tuesday, November 12, 2024 to Thursday, November 14, 2024 at 10:00 am Eastern Time in furtherance of its ongoing business objectives and proposed business combination with the Company. As a result of the postponement of the Special Meeting, any stockholder seeking to demand redemption in connection with the Extension Amendment Proposal on the agenda for the Special Meeting must submit its written request to the transfer agent in accordance with the procedure specified in the proxy statement delivered to the Company’s stockholders in connection with the Special Meeting prior to 5:00 pm Eastern Time on Tuesday, November 12, 2024.

On November 11, 2024, SPAC issued a press release announcing the aforementioned postponement. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

Additional Information about the Business Combination and Where to Find It

This document relates to a proposed transaction between SPAC, the Company and the other parties to the Merger Agreement. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a proxy statement of SPAC and a prospectus for Holdings’ securities, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SPAC stockholders. The Parties will file other documents relating to the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Stockholders will also be able to obtain copies of the preliminary proxy statements, the definitive proxy statements and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to SPAC at 400 W. Morse Boulevard, Suite 220, Winter Park, Florida 32789, Attention: Mark Michel, Chief Executive Officer, (347) 627-0058.

Participants in the Solicitation

The Company and SPAC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of SPAC and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this current report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between the Company and SPAC. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding the Company’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of SPAC and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by SPAC ‘s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of SPAC and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on the Company’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against SPAC or the Company related to the business combination agreement or the proposed transaction; (vii) the ability to address the market opportunity for the Company’s products and services; (viii) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (ix) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (x) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xi) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which the Company operates; and (xii) those factors discussed in SPAC’s filings with the SEC under the headings “Risk Factors,” and other documents of SPAC filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SPAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this report. While SPAC and the Company may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing SPAC’s and the Company’s assessments as of any date subsequent to the date of this press report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is attached to this Current Report on Form 8-K:

Exhibit No.	Exhibit Title or Description
2.1	Amendment to and Waiver of Agreement and Plan of Merger, dated as of November 8, 2024
10.1	Amendment to Sponsor Support Agreement, dated as of November 8, 2024
99.1	Press Release, dated November 11, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

Dated: November 12, 2024	By:	/s/ Mark A. Michel
	Name:	Mark A. Michel
	Title:	Chief Executive Officer

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